

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via E-mail
Mr. Marc E. Faerber
Chief Financial Officer
Amarantus Biosciences, Inc.
675 Almanor Ave.,
Sunnyvale, CA   94085

Re: **Amarantus Biosciences, Inc.**
Form 10-K for the Year Ended October 31, 2010
Filed January 28, 2011
Form 10-Q for the Quarter ended June 30, 2011
Filed September 15, 2011
File No. 333-148922

Dear Mr. Faerber:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief